June 30, 2020

QTA: TSX VENTURE

QTRRF: OTCQB

Quaterra Announces AGM Results

VANCOUVER, B.C. - Quaterra Resources Inc. ("Quaterra" or "the Company") (TSX-V: QTA; OTCQB: QTRRF) today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on June 30, 2020. PricewaterhouseCoopers LLP, Chartered Professional Accountants were re-appointed as auditors of the Company for the ensuing year and shareholders approved the Company's 2020 10% rolling stock option plan.

A total of 149,866,139 common shares were represented at the AGM, representing 68.84% of the votes attached to all outstanding common shares as at the record date. All the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular dated May 22, 2020, were approved by the requisite majority of votes cast at the AGM.

The following five incumbent directors were re-elected: Thomas Patton, John Kerr, LeRoy Wilkes, Gerald Prosalendis and Terry Eyton.

Following the annual general meeting, the board of directors re-appointed Thomas Patton as Chairman, Gerald Prosalendis as President and CEO, Lei Wang as CFO and Lawrence Page, Q.C. as Corporate Secretary.

The Company also announced that it has granted 3,175,000 incentive stock options to 24 directors, officers, employees and consultants pursuant to the Company's stock option plan. The options are exercisable at a price of $0.08 per share for a period of five years and are subject to the policies of the TSX Venture Exchange.

On behalf of the Board of Directors,

Gerald Prosalendis
President & CEO, Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President & COO, Quaterra Resources Inc.
604-641-2780

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.